EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

TOGETHER WITH EDWARD D. JONES & CO., L.P.'S COMPLIANCE
REPORT AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM







Based on the "Updated Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns" published on April 2, 2020, Edward D. Jones & Co., L.P. is submitting this filing without a notarization.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edward D. Jones & Co., L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12555 Manchester Rd
(No. and Street)

St. Louis	MO	63131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Bastien 314-515-5946
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers L.L.P.
(Name – *if individual, state last, first, middle name*)

6 Cardinal Way Suite 1100	St. Louis	MO	63102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PUBLIC

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Bastien _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edward D. Jones & Co., L.P. _____ , as of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

_____
/s/ Kevin Bastien
Signature

Chief Financial Officer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Management and the Partners of Edward D. Jones & Co., L.P.:

Opinion on the Consolidated Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of Edward D. Jones & Co., L.P. and its subsidiaries (the "Partnership") as of December 31, 2020, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2021

We have served as the Partnership's auditor since 2002.

PricewaterhouseCoopers LLP, 6 Cardinal Way Suite 1100, St. Louis Missouri 63102
T: (314) 206-8500, F: (314) 206-8514, www.pwc.com/us

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2020
(Dollars in millions)

ASSETS:

Cash and cash equivalents	$	798
Cash and investments segregated under federal regulations		17,918
Securities purchased under agreements to resell		1,714
Receivable from:		
Clients		3,504
Mutual funds, insurance companies and other		812
Brokers, dealers and clearing organizations		223
Securities owned, at fair value:		
Investment securities		1,238
Inventory securities		32
Lease right-of-use assets		910
Equipment, property and improvements, at cost,		
net of accumulated depreciation and amortization		371
Other assets		94
TOTAL ASSETS	$	27,614

LIABILITIES AND PARTNERSHIP CAPITAL:

Payable to:		
Clients	$	21,490
Brokers, dealers and clearing organizations		96
Lease liabilities		931
Accrued compensation and employee benefits		2,101
Accounts payable, accrued expenses and other		683
		25,301
Commitments and contingencies (Notes 12 and 13)		
Partnership capital		2,313
TOTAL LIABILITIES AND PARTNERSHIP CAPITAL	$	27,614

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.

EDWARD D. JONES & CO., L.P.

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

(Dollars in millions)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Financial Statement Presentation

The accompanying Consolidated Statement of Financial Condition includes the accounts of Edward D. Jones & Co., L.P. ("Edward Jones") and all wholly-owned subsidiaries (collectively, the "Partnership"). The financial position of the Partnership's subsidiaries in Canada as of November 30, 2020, are included in the Partnership's Consolidated Statement of Financial Condition because of the timing of the Partnership's financial reporting process. The Jones Financial Companies, L.L.L.P. ("JFC") directly and indirectly owns 100% of the capital in the Partnership. JFC is the sole limited partner of Edward Jones. JFC's wholly-owned subsidiary, JFC Holding Company, Inc. owns 100% of EDJ Holding Company, Inc. ("EDH"), which is the sole general partner of Edward Jones.

Edward Jones is a registered broker-dealer and investment adviser in the United States ("U.S.") and one of the Partnership's subsidiaries is a registered broker-dealer in Canada. Through these entities, the Partnership primarily serves individual investors in the U.S. and Canada. The Partnership is a retail brokerage business and primarily derives revenues from fees for providing investment advisory and other account services to its clients, fees for assets held by clients, the distribution of mutual fund shares, and commissions for the purchase or sale of securities and the purchase of insurance products. The Partnership conducts business throughout the U.S. and Canada with its clients, various brokers, dealers, clearing organizations, depositories and banks. Passport Research, Ltd. ("Passport Research"), a wholly-owned subsidiary of the Partnership, provides investment advisory services to the sub-advised Edward Jones Money Market Fund (the "Money Market Fund").

The Consolidated Statement of Financial Condition has been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles ("GAAP"), which require the use of certain estimates by management in determining the Partnership's assets and liabilities. Actual results could differ from these estimates. The coronavirus (COVID-19) pandemic and the global governmental response, vaccine distribution, and related impact on society and the economy have resulted in significant uncertainty in the global economy and volatility in financial markets. Given the significant global health, market, employment and economic impacts of COVID-19 and the uncertainty of its duration, the Partnership cannot reliably predict the ultimate impact of COVID-19 on financial markets or its financial position. The financial impacts of COVID-19 were included in the Partnership's estimates for assets and liabilities as of December 31, 2020. The Partnership evaluated subsequent events for recognition or disclosure through March 1, 2021, which was the date this Consolidated Statement of Financial Condition was available to be issued, and identified no matters requiring disclosure.

Foreign Exchange

Assets and liabilities denominated in a foreign currency are translated at the exchange rate at the end of the period.

Fair Value

Substantially all of the Partnership's financial assets and financial liabilities covered under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 820, *Fair Value Measurement and Disclosure* ("ASC 820"), are carried at fair value or at contracted amounts which approximate fair value given the short time to maturity.

Edward D. Jones & Co., L.P.
Notes to Consolidated Statement of Financial Condition (cont.)

Fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, also known as the "exit price." Financial assets are marked to bid prices and financial liabilities are marked to offer prices. The Partnership's financial assets and financial liabilities recorded at fair value in the Consolidated Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by ASC 820, with the related amount of subjectivity associated with the inputs to value these assets and liabilities at fair value for each level, are as follows:

> Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

> The types of assets categorized as Level I generally are U.S. treasuries, investments in publicly traded mutual funds with quoted market prices, equities listed in active markets and government and agency obligations.

> Level II – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with related market data at the measurement date and for the duration of the instrument's anticipated life. The Partnership uses the market approach valuation technique which incorporates third-party pricing services and other relevant observable information (such as market interest rates, yield curves, prepayment risk and credit risk generated by market transactions involving identical or comparable assets or liabilities) in valuing these types of investments. When third-party pricing services are used, the methods and assumptions used are reviewed by the Partnership.

> The types of assets categorized as Level II generally are certificates of deposit, state and municipal obligations, and corporate bonds and notes.

> Level III – Inputs are both unobservable and significant to the overall fair value measurement. These inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the inputs to the model.

> The Partnership did not have any assets or liabilities categorized as Level III during the year ended December 31, 2020.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash and Investments Segregated Under Federal Regulations

Cash, investments and the related interest receivable are segregated in special reserve bank accounts for the benefit of U.S. clients pursuant to the Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Collateral

The Partnership reports as assets collateral it has pledged in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets or the Partnership can substitute collateral or otherwise redeem it on short notice. The Partnership does not report collateral it has received in secured lending and other arrangements as an asset when the debtor has the right to redeem or substitute the collateral on short notice.

Edward D. Jones & Co., L.P.
Notes to Consolidated Statement of Financial Condition (cont.)

Securities Owned

Securities owned, primarily consisting of investment securities, are recorded on a trade-date basis at fair value which is determined by using quoted market or dealer prices. The Partnership's investment securities are primarily held to maintain firm liquidity.

Equipment, Property and Improvements

Equipment, including furniture and fixtures, is recorded at cost and depreciated using straight-line and accelerated methods over estimated useful lives of three to seven years. Buildings are depreciated using the straight-line method over their useful lives, which are estimated at thirty years. Leasehold improvements are amortized based on the term of the lease or the economic useful life of the improvement, whichever is less. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization is removed from the respective category. The cost of significant enhancements are capitalized and depreciated once the asset is placed into service. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be fully recoverable. If impairment is indicated, the asset value is written down to its fair value.

Non-qualified Deferred Compensation Plan

The Partnership has a non-qualified deferred compensation plan for certain financial advisors. The Partnership has recorded a liability of $268 for the future payments due to financial advisors participating in the plan. As the future amounts due to financial advisors change in accordance with plan requirements, the Partnership records the change in future amounts owed to financial advisors as an increase or decrease in accrued compensation in the Consolidated Statement of Financial Condition. The Partnership has chosen to economically hedge this future liability by purchasing securities in an amount similar to the future liability expected to be due in accordance with the plan. These securities are included in investment securities in the Consolidated Statement of Financial Condition. Each period, the net impact of the change in future amounts owed to financial advisors in the plan and the change in value of the investment securities are approximately the same, resulting in minimal net impact to the Consolidated Statement of Financial Condition.

Retirement Transition Plans

The Partnership, in certain circumstances, offers individually tailored retirement transition plans to retiring financial advisors. Each retirement transition plan compensates a retiring financial advisor for successfully providing client transition services in accordance with a retirement and transition agreement. Generally, the retirement and transition agreement is for five years. During the first two years, the retiring financial advisor remains an employee and provides client transition services, which include, but are not limited to, the successful transition of client accounts and assets to successor financial advisors, as well as mentoring and providing training and support to successor financial advisors. The financial advisor retires at the end of year two and is subject to a non-compete agreement for three years. Most retiring financial advisors participating in a retirement transition plan are paid ratably over four years. Compensation expense is generally recognized ratably over the two-year transition period which aligns with the service period of most agreements, with compensation expense related to some plans recognized over one year depending on the size and complexity of the transition plan. As of December 31, 2020, $109 was accrued for future payments to financial advisors who have already started a plan, approximately $52 of which is expected to be paid in 2021. Successor financial advisors receive reduced compensation on transitioned assets for up to four years.

Edward D. Jones & Co., L.P.
Notes to Consolidated Statement of Financial Condition (cont.)

Lease Accounting

The Partnership leases branch office space under numerous operating leases from non-affiliates and financial advisors. Branch offices are generally leased for terms of five years and generally contain a renewal option. Renewal options are not included in the lease term if it is not reasonably certain the Partnership will exercise the renewal option.

The Partnership leases home office spaces and land from non-affiliates with terms ranging from 12 to 30 years. The Partnership also leases a significant portion of its home office space from EDJ Leasing Co., L.P. ("LEA"), a wholly-owned subsidiary of JFC, under terms of non-cancelable triple net leases with one-year lease terms. Intercompany home office leases qualify for the short-term lease exception in FASB ASC No. 842, *Leases*. The Partnership elected to not recognize the lease right-of-use assets and lease liabilities for these short-term leases.

The Partnership recognizes lease liabilities for future lease payments and lease right-of-use assets for the right of use of an underlying asset within a contract. Current leases are all classified as operating leases. Lease right-of-use assets and lease liabilities are recognized on the Consolidated Statement of Financial Condition at commencement date and calculated as the present value of the sum of the remaining fixed lease payments over the lease term. Throughout the lease term, the lease right-of-use asset includes the impact from the timing of lease payments and straight-line rent expense. The Partnership used its incremental borrowing rate based on information available at lease commencement as leases do not contain a readily determinable implicit rate. The Partnership does not separate lease components (i.e., fixed payments including rent, real estate taxes and insurance costs) from non-lease components (i.e., common-area maintenance) and recognizes them as a single lease component. See Note 3 for additional information.

Income Taxes

Generally, income taxes have not been provided for in the Consolidated Statement of Financial Condition due to the partnership tax structure where each partner is liable for his or her own tax payments. For the jurisdictions in which the Partnership is liable for tax payments, the income tax provisions are immaterial (see Note 10).

Recently Adopted Accounting Standards

In June 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-13, *Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"). ASU 2016-13 replaces the "incurred loss" credit losses framework with a new accounting standard that requires management's measurement of the allowance for credit losses to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates. Effective January 1, 2020, the Partnership adopted the standard with an immaterial expected credit loss and no adjustment to the opening balance of Partnership capital. See Note 2 for additional information.

In August 2018, the FASB issued ASU 2018-15, *Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (*"ASU 2018-15"). ASU 2018-15 aligns the capitalization requirements for implementation costs for cloud computing arrangement service contracts (including those without a software license) with the current guidance for internal-use software licenses. Companies could elect to adopt the standard either prospectively or retrospectively. The Partnership adopted the standard on January 1, 2020 on a prospective basis without a material impact to the Consolidated Statement of Financial Condition.

NOTE 2 – CURRENT EXPECTED CREDIT LOSSES

The Partnership individually assessed the current expected credit loss for assets in scope of ASU 2016-13 below.

Receivables from Clients

Receivables from clients is primarily composed of margin loan balances. The value of securities owned by clients and held as collateral for these receivables is not reflected in the Consolidated Statement of Financial Condition. Collateral held as of December 31, 2020 and January 1, 2020 was $4,035 and $3,915, respectively, and was not repledged or sold. The Partnership considers these financing receivables to be of good credit quality due to the fact that these receivables are primarily collateralized by the related client investments.

To estimate expected credit losses on margin loans, the Partnership applied the collateral maintenance practical expedient by comparing the amortized cost basis of the margin loans with the fair value of collateral at the reporting date. Margin loans are limited to a fraction of the total value of the securities held in the client's account against those loans upon issuance in accordance with Federal Reserve Board Regulation T and throughout the life of the loan in accordance with Financial Industry Regulatory Authority ("FINRA") Rule 4210. In the event of a decline in the market value of the securities in a margin account, the Partnership requires the client to deposit additional securities or cash (or to sell a sufficient amount of securities) so that, at all times, the loan to the client is no greater than 65% of the value of the securities in the account, which is a more stringent requirement than FINRA Rule 4210. As such, the Partnership reasonably expects that the borrower will be able to continually replenish collateral securing the financial asset and does not expect the fair value of collateral to fall below the value of margin loans and, as a result, the Partnership considers credit risk related to these receivables to be minimal. The fair value of collateral was higher than the amortized cost basis for virtually all margin loans as of December 31, 2020 and January 1, 2020, and the expected credit loss for those loans was zero for each period. In limited circumstances, a margin loan may become undercollateralized. When this occurs, the Partnership records a reserve for the undercollateralized portion of the loan, which was an immaterial amount as of December 31, 2020 and January 1, 2020.

Securities Purchased under Agreements to Resell

The Partnership participates in short-term resale agreements collateralized by government and agency securities. These transactions are reported as collateralized financing and are carried at cost with accrued interest in receivable from mutual funds, insurance companies and other within the Consolidated Statement of Financial Condition. The fair value of the underlying collateral, plus accrued interest, must equal or exceed 102% of the carrying amount of the transaction in U.S. agreements and must equal or exceed 100% of the carrying amount of the transaction in Canada agreements. It is the Partnership's policy to have such underlying resale agreement collateral delivered to the Partnership or deposited in its accounts at its custodian banks. The fair value of the collateral related to these agreements was $1,743 as of December 31, 2020 and was not repledged or sold.

To estimate expected credit losses on the resale agreements, the Partnership applied the collateral maintenance practical expedient by comparing the amortized cost basis of the resale agreements with the fair value of collateral at the reporting date. The counterparties are all financial institutions that the Partnership considers to be reputable and reliable, and the Partnership reasonably expects the counterparties will be able to continually replenish collateral securing the financial asset and does not expect the fair value of collateral to fall below the value of the resale agreements. The fair value of collateral, plus accrued interest, was 102% of the related assets in U.S. agreements and 100% in Canada agreements as of December 31, 2020 and January 1, 2020, and the expected credit loss was zero for each period.

Edward D. Jones & Co., L.P.
Notes to Consolidated Statement of Financial Condition (cont.)

Receivables from Revenue Contracts with Customers

The majority of the Partnership's receivables are collateralized financial assets, including advisory program fees, retirement fees, mutual fund and insurance service fees, and fund advisor fees, because the fees are paid out of client accounts or third-party products consisting of cash and securities. Due to the size of the fees in relation to the value of the cash and securities in accounts or funds, the collateral value always exceeds the amortized cost basis of the receivables, resulting in a remote risk of loss. In addition, the receivables have a short duration, generally due within 30 to 90 days, and there is no historical evidence of market declines that would cause the fair value of the underlying collateral to decline below the amortized cost of the receivables. The Partnership considered current conditions, and there is not a foreseeable expectation of an event or change which would result in the receivables being undercollateralized or unpaid. The expected credit loss for receivables from revenue contracts with customers was zero as of December 31, 2020 and January 1, 2020.

NOTE 3 – LEASES

For the year ended December 31, 2020, cash paid for amounts included in the measurement of operating lease liabilities was $305 and lease right-of-use assets obtained in exchange for new operating lease liabilities was $328. As of December 31, 2020, the weighted-average remaining lease term was four years, and the weighted-average discount rate was 2.6%.

The Partnership's future undiscounted cash outflows for operating leases as of December 31, 2020 are summarized below:

2021	$	299
2022		246
2023		190
2024		124
2025		64
Thereafter		56
Total lease payments		979
Less: Interest		48
Total present value of lease liabilities	$	931

While the rights and obligations for leases that have not yet commenced are not significant, the Partnership typically enters into branch office leases for new locations regularly.

NOTE 4 – PAYABLE TO CLIENTS

Payable to clients is composed of cash amounts held by the Partnership due to clients. Substantially all amounts payable to clients are subject to withdrawal upon client request. The Partnership pays interest, which was 0.01% as of December 31, 2020, on the vast majority of credit balances in client accounts.

Edward D. Jones & Co., L.P.
Notes to Consolidated Statement of Financial Condition (cont.)

NOTE 5 – RECEIVABLE FROM MUTUAL FUNDS, INSURANCE COMPANIES AND OTHER

The following table shows the Partnership's receivable from mutual funds, insurance companies and other as of December 31, 2020:

Deposit for Canadian retirement accounts	$	457
Fees from mutual funds and insurance companies		279
Other receivables		76
Total	$	812

The deposit for Canadian retirement accounts is required by Canadian regulations. The Partnership is required to hold deposits with a trustee for clients' retirement funds held in Canada.

The receivable from mutual funds and insurance companies is related to revenue contracts with customers. The balance was $286 as of December 31, 2019.

Edward D. Jones & Co., L.P.
Notes to Consolidated Statement of Financial Condition (cont.)

NOTE 6 – FAIR VALUE

The following table shows the Partnership's financial assets measured at fair value:

	Level I	Level II	Level III	Total
		Financial Assets at Fair Value as of December 31, 2020		
Cash equivalents:				
Certificates of deposit	$ -	$ 70	$ -	$ 70
Money market funds	41	-	-	41
Total cash equivalents	$ 41	$ 70	$ -	$ 111
Investments segregated under federal regulations:				
U.S. treasuries	$12,051	$ -	$ -	$12,051
Certificates of deposit	-	100	-	100
Total investments segregated under federal regulations	$12,051	$ 100	$ -	$12,151
Securities owned:				
Investment securities:				
Government and agency obligations	$ 971	$ -	$ -	$ 971
Mutual funds[1]	266	-	-	266
Certificates of deposit	-	1	-	1
Total investment securities	$ 1,237	$ 1	$ -	$ 1,238
Inventory securities:				
Equities	$ 20	$ -	$ -	$ 20
State and municipal obligations	-	9	-	9
Corporate bonds and notes	-	2	-	2
Mutual funds	1	-	-	1
Total inventory securities	$ 21	$ 11	$ -	$ 32

[1] The mutual funds balance consists of securities held to economically hedge future liabilities related to the non-qualified deferred compensation plan.

NOTE 7 – EQUIPMENT, PROPERTY AND IMPROVEMENTS

The following table shows equipment, property and improvements as of December 31, 2020:

Equipment, furniture and fixtures	$ 755
Buildings and improvements	664
Equipment, property and improvements, at cost	1,419
Less: accumulated depreciation and amortization	1,048
Equipment, property and improvements, net	$ 371

Edward D. Jones & Co., L.P.
Notes to Consolidated Statement of Financial Condition (cont.)

NOTE 8 – LINES OF CREDIT

In accordance with the terms of the $500 committed revolving line of credit ("2018 Credit Facility") entered into in September 2018, Edward Jones is required to maintain a minimum tangible net worth of at least $1,344 and minimum regulatory net capital of at least 6% of aggregate debit items as calculated under the alternative method. The available credit line for the Partnership is reduced by any outstanding borrowing by JFC. JFC has a $200 sublimit on the line of credit, resulting in a minimum available balance of $300 to the Partnership. The Partnership has the ability to draw on various types of loans. The associated interest rate depends on the type of loan, duration of the loan, whether the loan is secured or unsecured and the amount of leverage. Contractual rates are based on an index rate plus the applicable rate. The 2018 Credit Facility is intended to provide short-term liquidity to the Partnership should the need arise. As of December 31, 2020, the Partnership was in compliance with all covenants related to the 2018 Credit Facility.

In addition, the Partnership has multiple uncommitted secured lines of credit totaling $390 that are subject to change at the discretion of the banks. The Partnership also has an additional uncommitted line of credit where the amount and the associated collateral requirements are at the bank's discretion in the event of a borrowing. Based on credit market conditions and the uncommitted nature of these credit facilities, it is possible that these lines of credit could decrease or not be available in the future. Actual borrowing capacity on secured lines is based on availability of client margin securities or firm-owned securities, which would serve as collateral on loans in the event the Partnership borrowed against these lines.

The Partnership also has a $500 uncommitted unsecured line of credit agreement with JFC which does not have an expiration date. The interest rate is based on the contract and determined at the time of borrowing.

There were no amounts outstanding on the 2018 Credit Facility or the uncommitted lines of credit as of December 31, 2020. The Partnership did not have any draws against these lines of credit during the year ended December 31, 2020, except for periodically testing draw procedures.

NOTE 9 – NET CAPITAL REQUIREMENTS

As a result of its activities as a U.S. broker-dealer, Edward Jones is subject to the net capital provisions of Rule 15c3-1 of the Exchange Act and capital compliance rules of the FINRA Rule 4110. Under the alternative method permitted by the rules, Edward Jones must maintain minimum net capital equal to the greater of $0.25 or 2% of aggregate debit items arising from client transactions. The net capital rules also provide that Edward Jones' partnership capital may not be withdrawn if resulting net capital would be less than minimum requirements. Additionally, certain withdrawals require the approval of the Securities and Exchange Commission ("SEC") and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than minimum requirements.

The Partnership's Canada broker-dealer subsidiary is a registered broker-dealer regulated by the Investment Industry Regulatory Organization of Canada ("IIROC"). Under the regulations prescribed by IIROC, the Partnership's Canada broker-dealer subsidiary is required to maintain minimum levels of risk-adjusted capital, which are dependent on the nature of the Partnership's Canada broker-dealer subsidiary's assets and operations.

Edward D. Jones & Co., L.P.
Notes to Consolidated Statement of Financial Condition (cont.)

The following table shows the Partnership's capital figures for its U.S. and Canada broker-dealer subsidiaries as of December 31, 2020:

U.S.:		
Net capital	$	1,306
Net capital in excess of the minimum required	$	1,248
Net capital as a percentage of aggregate debit items		45.0%
Net capital after anticipated capital withdrawals, as a percentage of aggregate debit items		23.1%
Canada:		
Regulatory risk-adjusted capital	$	56
Regulatory risk-adjusted capital in excess of the minimum required to be held by the IIROC	$	47

U.S. net capital, Canada regulatory risk-adjusted capital and the related capital percentages may fluctuate on a daily basis.

The Partnership prepares SEC Form X-17A-5, FOCUS Report, Part II, on an unconsolidated basis. The capital of the Partnership's Canada broker-dealer subsidiary is included as regulatory capital in the computation of Edward Jones' net capital, resulting in an increase in net capital of $38 at December 31, 2020.

The following is a summary of certain consolidating financial information of the Partnership:

	Edward Jones (FOCUS Report)	Edward Jones (Canada)	Other Subsidiaries	Eliminations	Partnership
Total assets	$ 26,640	$ 1,062	$ 32	$ (120)	$ 27,614
Total liabilities	$ 24,327	$ 975	$ -	$ (1)	$ 25,301
Total partnership capital	2,313	87	32	(119)	2,313
Total liabilities and partnership capital	$ 26,640	$ 1,062	$ 32	$ (120)	$ 27,614

NOTE 10 – INCOME TAXES

The Partnership is a pass-through entity for federal and state income tax purposes and generally does not incur income taxes. Instead, its earnings and losses are included in the income tax returns of EDH and JFC's general, subordinated limited and limited partners. However, the Partnership's structure does include certain subsidiaries which are corporations that are subject to income tax.

FASB ASC No. 740, *Income Taxes*, requires the Partnership to determine whether, upon review by the applicable taxing authority, each of its income tax positions has a likelihood of being realized that is greater than 50 percent, which could result in the Partnership recording a tax liability that would reduce Partnership capital. The Partnership did not have any significant uncertain tax positions as of December 31, 2020 and is not aware of any tax positions that will significantly change during the next 12 months. The Partnership is generally subject to examination by the Internal Revenue Service ("IRS") and by various state and foreign taxing authorities in the jurisdictions in which the Partnership conducts business. Tax years prior to 2017 are generally no longer subject to examination by the IRS, state, local or foreign tax authorities.

NOTE 11 – EMPLOYEE BENEFIT PLANS

The Partnership maintains a profit sharing and 401(k) plan covering all eligible U.S. employees and JFC general partners and service partners, a Group Registered Retirement Savings Plan covering all eligible Canada employees and JFC general partners, and a Deferred Profit Sharing Plan covering all eligible Canada employees. The Partnership contributed approximately $249 in total to these plans for the year ended December 31, 2020 in early 2021.

The Partnership has a written agreement with JFC for the services of certain financial advisors who are service partners of JFC and not employees of Edward Jones. Pursuant to the agreement, the Partnership makes payments to the service partners of JFC on JFC's behalf for those services provided (see Note 14). The Partnership contributed approximately $36 to the profit sharing plan in early 2021, applying mandatory profit sharing contributions that were withheld from service partners of JFC.

NOTE 12 – COMMITMENTS, GUARANTEES AND RISKS

As of December 31, 2020, the Partnership would be subject to termination fees of approximately $96 in the event the Partnership terminated existing contractual commitments with certain vendors providing ongoing services primarily for information technology, operations and marketing. As of December 31, 2020, the Partnership made no such decision to terminate these services. These termination fees will decrease over the related contract periods, which generally expire within the next three years.

As of December 31, 2020, the Partnership has a revolving line of credit available (see Note 8).

The Partnership provides margin loans to its clients in accordance with Federal Reserve Board Regulation T and FINRA Rule 4210, under which loans are collateralized by securities in client accounts. The Partnership monitors required margin levels and requires clients to deposit additional collateral or reduce positions to meet minimum collateral requirements (see Note 2).

The Partnership's securities activities involve execution, settlement and financing of various securities transactions for clients. The Partnership may be exposed to risk of loss in the event clients, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Partnership has controls in place to ensure client activity is monitored and to mitigate the risk of clients' inability to meet their obligations to the Partnership. Therefore, the Partnership considers its potential to make payments under these client transactions to be remote and accordingly, no liability has been recognized for these transactions.

Cash balances held at various major U.S. financial institutions, which typically exceed Federal Deposit Insurance Corporation insurance coverage limits, subject the Partnership to a concentration of credit risk. Additionally, the Partnership's Canada broker-dealer subsidiary may also have cash deposits in excess of the applicable insured amounts. The Partnership regularly monitors the credit ratings of these financial institutions in order to help mitigate the credit risk that exists with the deposits in excess of insured amounts. The Partnership has credit exposure to U.S. government and agency securities, which are held as collateral for its resell agreements, investment securities and segregated investments. The Partnership's primary exposure on resell agreements is with the counterparty and the Partnership would only have exposure to U.S. government and agency credit risk in the event of the counterparty's default on the resell agreements (see Note 2).

The Partnership provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Partnership's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the Partnership considers the likelihood that the Partnership will be required to make payments under these agreements to be remote. Accordingly, no liability has been recognized for these transactions.

Edward D. Jones & Co., L.P.
Notes to Consolidated Statement of Financial Condition (cont.)

NOTE 13 – CONTINGENCIES

In the normal course of its business, the Partnership is involved, from time to time, in various legal and regulatory matters, including arbitrations, class actions, other litigation, and examinations, investigations and proceedings by governmental authorities, self-regulatory organizations and other regulators, which may result in losses. These matters include:

Retirement Plan Litigation. On August 19, 2016, JFC, Edward Jones and certain other defendants were named in a putative class action lawsuit (*McDonald v. Edward D. Jones & Co., L.P., et al.*) filed in the U.S. District Court for the Eastern District of Missouri brought under the Employee Retirement Income Security Act of 1974, as amended, by a participant in the Edward D. Jones & Co. Profit Sharing and 401(k) Plan (the "Retirement Plan"). The lawsuit alleges that the defendants breached their fiduciary duties to Retirement Plan participants and seeks declaratory and equitable relief and monetary damages on behalf of the Retirement Plan. The defendants filed a motion to dismiss the *McDonald* lawsuit which was granted in part dismissing the claim against JFC and denied in part as to all other defendants on January 26, 2017.

On November 11, 2016, a substantially similar lawsuit (*Schultz, et al. v. Edward D. Jones & Co., L.P., et al.*) was filed in the same court. The plaintiffs consolidated the two lawsuits by adding the *Schultz* plaintiffs to the *McDonald* case, and the *Schultz* action was dismissed. The plaintiffs filed their first amended consolidated complaint on April 28, 2017. On December 13, 2018, the court entered a preliminary order approving a class action settlement agreement reached among the parties. Following a fairness hearing held on April 18, 2019, the court entered judgment on April 22, 2019 in which it granted final approval of the settlement, effected a full release of claims by the settlement class in favor of the defendants, and dismissed the consolidated lawsuit with prejudice. On June 14, 2019, the lone objector filed an appeal to the judgment approving the settlement. On January 31, 2020, the U.S. Court of Appeals for the Eighth Circuit denied the objector's appeal and affirmed the district court's approval of the class action settlement. On February 6, 2020, the objector petitioned the Court of Appeals for a rehearing, which was denied on March 3, 2020. On October 5, 2020, the U.S. Supreme Court denied a petition for certiorari the objector filed on May 11, 2020 seeking review of the Court of Appeals' decision. The settlement is in the process of being administered.

Wage-and-Hour Class Action. On March 13, 2018, JFC and Edward Jones were named as defendants in a purported collective and class action lawsuit (*Bland, et al. v. Edward D. Jones & Co., L.P, et al.*) filed in the U.S. District Court for the Northern District of Illinois by four former financial advisors. The lawsuit was brought under the Fair Labor Standards Act (FLSA) as well as Missouri and Illinois law and alleges that the defendants unlawfully attempted to recoup training costs from departing financial advisors and failed to pay all overtime owed to financial advisor trainees among other claims. The lawsuit seeks declaratory and injunctive relief, compensatory and liquidated damages. On March 19, 2019, the court entered an order granting the defendants' motion to dismiss all claims, but permitting the plaintiffs to amend and re-file certain of their claims. Plaintiffs filed an amended complaint on May 3, 2019. On March 30, 2020, the court partially granted the defendants' renewed motion to dismiss the amended complaint and dismissed seven of the ten causes of action it purported to state. The court's order eliminated from the case any claims that rely upon the firm's contractual right to recoup training costs as well as related claims for declaratory relief. It also dismissed various state law claims. JFC and Edward Jones deny the allegations in the remaining counts and intend to vigorously defend against the allegations in this lawsuit.

Securities Class Action. On March 30, 2018, Edward Jones and its affiliated entities and individuals were named as defendants in a putative class action (*Anderson, et al. v. Edward D. Jones & Co., L.P., et al.)* filed in the U.S. District Court for the Eastern District of California. The lawsuit was brought under the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, as well as Missouri and California law and alleges that the defendants inappropriately transitioned client assets from commission-based accounts to fee-based programs. The plaintiffs requested declaratory, equitable, and exemplary relief, and compensatory damages. On July 9, 2019, the district court entered an order dismissing the lawsuit in its entirety without prejudice. On July 29, 2019, the plaintiffs filed a second amended complaint, which eliminated certain affiliated entities and individuals as defendants, withdrew the claims under the Securities Act, added claims under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"), and certain additional state law claims, and reasserted the remaining claims with modified allegations. In

Edward D. Jones & Co., L.P.
Notes to Consolidated Statement of Financial Condition (cont.)

response to the amended complaint, the defendants filed a motion to dismiss. In the plaintiffs' opposition brief filed on September 9, 2019, the plaintiffs withdrew their Investment Advisers Act claims. On November 12, 2019 the district court granted defendants' motion to dismiss the second amended complaint and entered judgment in favor of defendants. On December 11, 2019, plaintiffs filed a notice of appeal of the district court's order dismissing the case. Edward Jones and its affiliated entities and individuals deny the allegations and intend to continue to vigorously defend this lawsuit on appeal.

Discrimination Class Action. On May 24, 2018, Edward Jones and JFC were named as defendants in a putative class action lawsuit (*Bland v. Edward D. Jones & Co., L.P., et al.*) filed in the U.S. District Court for the Northern District of Illinois by a former financial advisor under 42 U.S.C. § 1981, alleging that the defendants discriminated against the former financial advisor and other financial advisors and financial advisor trainees on the basis of race. On July 27, 2018, two named plaintiffs filed an amended complaint adding allegations of discrimination and retaliation under 42 U.S.C. § 2000e, Title VII of the Civil Rights Act of 1964 and retaliation under 42 U.S.C. § 1981. On November 26, 2018, three named plaintiffs filed a second amended complaint. The lawsuit seeks equitable and injunctive relief, as well as compensatory and punitive damages. Edward Jones and JFC deny the allegations and intend to vigorously defend this lawsuit.

Reimbursement Class Action. On April 25, 2019, Edward Jones and JFC were named as defendants in a putative class action (*Watson, et al. v. The Jones Financial Companies L.L.L.P., et al.*) filed by two former financial advisors in the Superior Court of the State of California, Sacramento County. Plaintiffs allege that defendants did not reimburse financial advisors and financial advisor trainees in California for certain categories of business expenses, which plaintiffs allege violates the California Labor Code and California Unfair Competition Law. The lawsuit seeks damages and restitution as well as attorneys' fees and costs and equitable and injunctive relief. On February 19, 2020, the plaintiffs filed a motion seeking the court's approval of a proposed class action settlement reached by the parties. On November 16, 2020, the court granted final approval of the settlement. The settlement is in the process of being administered.

In addition to these matters, the Partnership provides for potential losses that may arise related to other contingencies. The Partnership assesses its liabilities and contingencies utilizing available information. The Partnership accrues for potential losses for those matters where it is probable that the Partnership will incur a potential loss to the extent that the amount of such potential loss can be reasonably estimated, in accordance with FASB ASC No. 450, *Contingencies*. This liability represents the Partnership's estimate of the probable loss at December 31, 2020, after considering, among other factors, the progress of each case, the Partnership's experience with other legal and regulatory matters and discussion with legal counsel, and is believed to be sufficient. The aggregate accrued liability is recorded within the accounts payable, accrued expenses and other line of the Consolidated Statement of Financial Condition and may be adjusted from time to time to reflect any relevant developments.

For such matters where an accrued liability has not been established and the Partnership believes a loss is both reasonably possible and estimable, as well as for matters where an accrued liability has been recorded but for which an exposure to loss in excess of the amount accrued is both reasonably possible and estimable, the current estimated aggregated range of additional possible loss is up to $13 as of December 31, 2020. This range of reasonably possible loss does not necessarily represent the Partnership's maximum loss exposure as the Partnership was not able to estimate a range of reasonably possible loss for all matters.

Further, the matters underlying any disclosed estimated range will change from time to time, and actual results may vary significantly. While the outcome of these matters is inherently uncertain, based on information currently available, the Partnership believes that its established liabilities at December 31, 2020 are adequate, and the liabilities arising from such matters will not have a material adverse effect on the Consolidated Statement of Financial Condition. However, based on future developments and the potential unfavorable resolution of these matters, the outcome could be material to the Partnership's future Consolidated Statement of Financial Condition.

Edward D. Jones & Co., L.P.
Notes to Consolidated Statement of Financial Condition (cont.)

NOTE 14 – RELATED PARTIES

The Partnership pays compensation and benefits for general, limited and service partners of JFC. JFC charges the Partnership management fees pursuant to a written agreement for the services of JFC's general partners to the Partnership and interest expense on the JFC limited partnership capital owned by employees of Edward Jones.

The Partnership has a signed agreement with JFC for a $500 line of credit with the intent to provide short-term liquidity to the Partnership should the need arise. See Note 8.

As of December 31, 2020, the Partnership had declared distributions from partnership capital of $479 which will be paid to JFC and EDH during 2021. These amounts are presented in accounts payable, accrued expenses and other in the Consolidated Statement of Financial Condition.

Edward Jones leases a significant portion of its home office space from LEA. The Partnership owed $3 to LEA for building operating expenses as of December 31, 2020, which was included in accounts payable, accrued expenses and other in the Consolidated Statement of Financial Condition.

As of December 31, 2020, Edward Jones leased approximately 11% of its branch office space from its financial advisors. The associated lease right-of-use assets and lease liabilities included in the Consolidated Statement of Financial Condition were both $89 at December 31, 2020. These leases are executed and maintained in a similar manner as those entered into with third parties. See Note 3 for additional information about the Partnership's leases.

Trust services are offered to U.S. clients of Edward Jones through Edward Jones Trust Company ("Trust Co."), a wholly-owned subsidiary of JFC. For the year ended December 31, 2020, Edward Jones has signed agreements with Trust Co. whereby:

Trust Co. reimburses Edward Jones for the referral and servicing of Trust Co. client accounts.

Trust Co. reimburses Edward Jones for contributions made to the Partnership's profit sharing and 401(k) plan for eligible employees of Trust Co. The total reimbursement for the year ended December 31, 2020 was $1, which was included in the total contribution made by the Partnership to the plans in early 2021 (see Note 11).

Trust Co. pays a fee to Edward Jones for operational and administrative support, primarily based on the number of associates supporting Trust Co.

Trust Co. pays a fee to Edward Jones for leasing general office space in connection with Trust Co. operations.

Edward Jones will reimburse Trust Co. for expenses if Trust Co. does not achieve profitability. Trust Co. was profitable during the year.

Edward Jones pays Trust Co. a portion of custodial fees for serving as custodian for retirement accounts. Custodial fees are based on the number of accounts.

Edward Jones will indemnify Trust Co. for certain tax obligations of Trust Co. attributable to the activities of Edward Jones.

Trust Co. reimburses Edward Jones for operating expenses paid on behalf of the Trust Co. The total amount owed to Edward Jones as of December 31, 2020 was $3, which was included in other assets in the Consolidated Statement of Financial Condition.

Edward D. Jones & Co., L.P.
Notes to Consolidated Statement of Financial Condition (cont.)

Olive Street Investment Advisers, LLC ("Olive Street"), a wholly-owned subsidiary of JFC, is the investment adviser to the eight sub-advised mutual funds comprising the Bridge Builder® Trust ("BB Trust"). Olive Street has primary responsibility for setting the overall investment strategies and selecting and managing sub-advisers, subject to the review and approval of the BB Trust's Board of Trustees. Edward Jones has a signed service agreement to provide Olive Street with personnel needed to perform services to the BB Trust.. In addition, under this service agreement, Edward Jones has agreed to pay a fee to Olive Street for certain administrative services to support the BB Trust. As of December 31, 2020, Edward Jones owed Olive Street $1, which was included in accounts payable, accrued expenses and other in the Consolidated Statement of Financial Condition.

As the investment adviser to the Money Market Fund, Passport Research has contractually agreed to waive fees and/or reimburse fund operating expenses to the extent necessary to limit the annual operating expenses of the Money Market Fund. Further, Edward Jones earns certain fees from the Money Market Fund, some of which may be voluntarily waived. Edward Jones has incurred fee waivers in 2020 to limit the Money Market Fund's annual operating expenses and to maintain a positive client yield on the fund in light of the low interest rate environment throughout most of the year.

Certain affiliates maintain brokerage accounts with Edward Jones, and Edward Jones pays interest on cash balances in those accounts on a monthly basis. As of December 31, 2020, the cash balances totaled $254.

In the normal course of business, partners of JFC and associates of the Partnership use the same advisory and brokerage services of the Partnership as unrelated third parties, with certain discounts on commissions and fees for certain services. The Partnership has included balances arising from such transactions in the Consolidated Statement of Financial Condition on the same basis as other clients.

NOTE 15 – OFFSETTING ASSETS AND LIABILITIES

The Partnership does not offset financial instruments in the Consolidated Statement of Financial Condition. However, the Partnership enters into master netting arrangements with counterparties for securities purchased under agreements to resell that are subject to net settlement in the event of default. These agreements create a right of offset for the amounts due to and due from the same counterparty in the event of default or bankruptcy.

The following table shows the Partnership's securities purchased under agreements to resell as of December 31, 2020:

Gross amounts of recognized assets	Gross amounts offset in the Consolidated Statement of Financial Condition	Net amounts presented in the Consolidated Statement of Financial Condition	Gross amounts not offset in the Consolidated Statement of Financial Condition		Net amount
			Financial instruments	Securities collateral[1]	
$ 1,714	-	1,714	-	(1,714)	$ -

[1] Actual collateral was 102% of the related assets in U.S. agreements and 100% in Canada agreements.

Edward D. Jones & Co., L.P.'s Compliance Report

Edward D. Jones & Co., L.P. (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Partnership states as follows:

(1) The Partnership has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5;

(2) The Partnership's Internal Control Over Compliance was effective during the period January 1, 2020 to December 31, 2020;

(3) The Partnership's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2020;

(4) The Partnership was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2020; and

(5) The information the Partnership used to state that the Partnership was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Partnership.

Edward D. Jones & Co., L.P.

I, Kevin D. Bastien, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

By: _/s/ Kevin Bastien_____

Title: Chief Financial Officer

March 1, 2021



Report of Independent Registered Public Accounting Firm

To the Management of Edward D. Jones & Co., L.P.:

We have examined Edward D. Jones & Co., L.P.'s (the "Partnership") assertions, included in the accompanying Edward D. Jones & Co., L.P.'s Compliance Report, that

(1) the Partnership's internal control over compliance with the financial responsibility rules (as defined below) was effective during the year ended December 31, 2020 based on controls necessary to achieve the objectives of the financial responsibility rules,

(2) the Partnership's internal control over compliance with the financial responsibility rules was effective as of December 31, 2020 based on controls necessary to achieve the objectives of the financial responsibility rules,

(3) the Partnership was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2020, and

(4) the information used to assert that the Partnership was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Partnership's books and records.

The Partnership's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Partnership with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3 (the "customer protection rule"), 17 C.F.R. § 240.17a-13 ("the quarterly securities count rule"), or Rule 2231 of the Financial Industry Regulatory Authority (the "account statements rule"), which requires account statements to be sent to the customers of the Partnership (collectively, the "financial responsibility rules") will be prevented or detected on a timely basis. The Partnership's management is also responsible for compliance with the net capital rule and the reserve requirements rule and that the information used to assert compliance was derived from the books and records. Our responsibility is to express an opinion on the Partnership's assertions based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether (1) the Partnership's internal control over compliance with the financial responsibility rules was effective as of December 31, 2020 and during the year ended December 31, 2020, (2) the Partnership complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2020, and (3) the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2020 was derived from the Partnership's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance with the financial responsibility rules, testing and evaluating the Partnership's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Partnership's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Edward D. Jones & Co., L.P.'s compliance with the financial responsibility rules.

PricewaterhouseCoopers LLP, 6 Cardinal Way Suite 1100, St. Louis Missouri 63102
T: (314) 206-8500, F: (314) 206-8514, www.pwc.com/us



Because of its inherent limitations, internal control over compliance may not prevent or detect non-compliance with the financial responsibility rules. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Edward D. Jones & Co., L.P.'s assertions referred to above are fairly stated, in all material respects.

PricewaterhouseCoopers LLP

March 1, 2021